March 9, 2005


Michael A. Reisner, Esq.
Senior Vice President and Counsel
ICON Capital Corp.
100 Fifth Avenue, Tenth Floor
New York, New York 10011

Re:	ICON Leasing Fund Eleven, LLC.
	Registration Statement on Form S-1
		File No. 333-121790
      Amended February 15, 2004

Dear Mr. Reisner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note your amended disclosure that if the minimum is not achieved and subscriptions returned, investments will be returned with interest and without deduction. However, we partially reissue comment 7 of our January 28, 2005 letter. Please disclose whether interest will be paid to investors when they are admitted to the partnership.

Our Compensation, page 25

2. Please reconcile your statement on the cover page and elsewhere in the prospectus that you will invest at least 80.71% of the offering proceeds in equipment with your statement that the maximum use of debt to acquire investments will result in maximum front-end fees of
25% of the offering proceeds.  Please revise or advise.

Investment Objectives and Policies. Page 41

3. We note that you have deleted the discussion of the equipment leasing industry in its entirety. Please consider including a meaningful discussion of your industry and the competitive conditions that exist. Additionally, please ensure that the sales material only contains information that`s in the prospectus, appropriately balanced with the risks involved. Please refer to Item 101(c)(x) of Regulation S-K.

Age of Financial Statements

4. You should update ICON Capital Corp.`s balance sheet on the same basis as the Fund if ICON Capital Corp. indicates a commitment, intent or reasonable possibility that it will fund cash flow deficits or furnish other direct or indirect financial assistance to the Fund.
In this regard, we note your statement in the Liquidity and Capital
Resources section of Management`s Discussion and Analysis that ICON
Capital Corp. has "no intent to fund any cash flow deficit of Fund Eleven or, except as may be described in this prospectus, provide other financial assistance to Fund Eleven." Please address what is meant by "except as may be described in this prospectus."

Part II Information Not Required in the Prospectus

Undertakings, page II-2

5. Please include the undertaking specified in Item 512(f) of Regulation S-K. Please note that this undertaking is not limited to firm commitment underwriter but rather applies to all underwritten offerings, which includes "best efforts," "minimum-maximum" offerings.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Dale Welcome at (202) 942-2871 or Jeanne Baker at
(202) 942-1835 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 or Chris Edwards, who supervised review of your filing, at (202)942- 2842 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director



cc:	Deborah Schwager Frowling, Esq.
	Fax: (804)644-0957
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE